Exhibit 14.1

CapsoVision Code of Ethics and Business Conduct

Company Vision

CITE - Continual Improvement Towards Excellence

Our mission of continuous improvement doesn’t end at innovation. CapsoVision is dedicated to providing medical devices that meet the highest standards for safety, reliability, and patient care.

In addition to maintaining compliance with all applicable national and international regulatory requirements, we take special care to maintain the effectiveness of our quality system by continuously evaluating and improving it.

Mission

Our product development philosophy is driven by our mission to continuously empower clinicians and patients. Through our innovations in the field of diagnostic imaging, we aim to provide products that streamline clinical operations while allowing for better diagnostic outcomes and improved patient quality of life.

Build Trust and Credibility

The success of our business is dependent on the trust and confidence we earn from our employees, customers and shareholders. We gain credibility by adhering to our commitments, displaying honesty and integrity, and reaching company goals solely through honorable conduct. It is easy to say what we must do, but the proof is in our actions. Ultimately, we will be judged on what we do.

When considering any action, it is wise to ask: will this build trust and credibility for CapsoVision? Will it help create a working environment in which CapsoVision can succeed over the long term? Is the commitment I am making one that I can follow through with? The only way we will maximize trust and credibility is by answering “yes” to those questions and by working every day to build our trust and credibility.

Respect for the Individual

We all deserve to work in an environment where we are treated with dignity and respect. CapsoVision is committed to creating such an environment because it brings out the full potential in each of us, which, in turn, contributes directly to our business success. We cannot afford to let anyone’s talents go to waste.

CapsoVision is an equal employment/affirmative action employer and is committed to providing a workplace that is free of discrimination of all types from abusive, offensive, or harassing behavior. Any employee who feels harassed or discriminated against should report the incident to his or her manager or to human resources. You may utilize the Whistleblower phone line or website to file your report.

All CapsoVision employees are also expected to support an inclusive workplace by adhering to the following conduct standards:
•Treat others with dignity and respect always.
•Address and report inappropriate behavior and comments that are discriminatory, harassing, abusive, offensive, or unwelcome.
•Foster teamwork and employee participation, encouraging the representation of different employee perspectives.
•Seek out insights from employees with different experiences, perspectives, and backgrounds.
•Avoid slang or idioms that might not translate across cultures.
•Support flexible work arrangements for co-workers with unique needs, abilities, and/or obligations.
•Confront the decisions or behaviors of others that are based on conscious or unconscious biases.
•Be open-minded and listen when given constructive feedback regarding others’ perception of your conduct.
CapsoVision will not tolerate discrimination, harassment or any behavior or language that is abusive, offensive, or unwelcome.

Create a Culture of Open and Honest Communication

At CapsoVision everyone should feel comfortable speaking his or her mind, particularly with respect to ethics concerns. Managers have a responsibility to create an open and supportive environment where employees feel comfortable raising such questions. We all benefit tremendously when employees exercise their power to prevent mistakes or wrongdoing by asking the right questions at the right times.

CapsoVision will investigate all reported instances of questionable or unethical behavior. In every instance where improper behavior is found to have occurred, CapsoVision will take appropriate action. We will not tolerate retaliation against employees who raise genuine ethics concerns in good faith.

For your information, CapsoVision’s whistleblower policy can be found under California Policies/General Policies section of the Employee Handbook.

You may use the CapsoVision Hotline by calling (833) 204-2604 or accessing the website at https://www.whistleblowerservices.com/CapsoVision. Alternatively, you may contact the California State Attorney General's Whistleblower Hotline at (800) 952-5225. The Attorney General will refer your call to the appropriate government authority for review and possible investigation.

Employees are encouraged, in the first instance, to address such issues with their managers or the HR manager, as most problems can be resolved swiftly. If for any reason that is not possible or if an employee is not comfortable raising the issue with his or her manager or HR, CapsoVision’s Chief Executive Officer does operate with an open-door policy.

Set Tone at the Top

Management has the added responsibility for demonstrating, through their actions, the importance of this Code. In any business, ethical behavior does not simply happen; it is the product of clear and direct communication of behavioral expectations, modeled from the top and demonstrated by example. Again, ultimately, our actions are what matters.
To make our Code work, managers must be responsible for promptly addressing ethical questions or concerns raised by employees and for taking the appropriate steps to deal with such issues. Managers should not consider employees’ ethics concerns as threats or challenges to their authority, but rather as another encouraged form of business communication. At CapsoVision, we want the ethics dialogue to become a natural part of daily work.

Uphold the Law

CapsoVision’s commitment to integrity begins with complying with laws, rules, and regulations where we do business. Further, each of us must have an understanding of CapsoVision policies, laws, rules, and regulations that apply to our specific roles. If we are unsure whether a contemplated action is permitted by law or CapsoVision policy, we should seek the advice from the resource expert. We are responsible for preventing violations of law and for speaking up if we see possible violations.

Competition

We are dedicated to ethical, fair, and vigorous competition. We will sell CapsoVision products and services based on their merit, superior quality, functionality, and competitive pricing. We will make independent pricing and marketing decisions and will not improperly cooperate or coordinate our activities with our competitors. We will not offer or solicit improper payments or gratuities in connection with the purchase of goods or services for CapsoVision or the sales of its products or services, nor will we engage or assist in unlawful boycotts of customers.

Proprietary Information

It is important that we respect the property rights of others. We will not acquire or seek to acquire improper means of a competitor’s trade secrets or other proprietary or confidential information. We will not engage in unauthorized use, copying, distribution or alteration of software or other intellectual property.

Selective Disclosure

We will not selectively disclose (whether in one-on-one or small discussions, meetings, presentations, proposals or otherwise) any material nonpublic information with respect to CapsoVision, its securities, business operations, plans, financial condition, results of operations or any development plan. We should be particularly vigilant when making presentations or proposals to customers to ensure that our presentations do not contain material nonpublic information.

Health and Safety

CapsoVision is dedicated to maintaining a healthy environment. An Illness and Injury Prevention Program has been designed to educate you on safety in the workplace. If you do not have a copy of this program, please see the HR department.

Environmental Responsibility

CapsoVision is committed to reducing our impact on the environment, whether in the office, in the field, or working remotely. All employees are expected to support this commitment by using resources wisely, minimizing waste, and following environmental guidelines wherever they work. This includes turning off devices when not in use, avoiding unnecessary printing or travel, and properly disposing of materials. Any environmental concerns should be reported to a manager or Human Resources.

Global Conduct and Cultural Awareness

CapsoVision values cultural diversity and complies with applicable laws in every country where we operate. Employees must remain sensitive to cultural differences in communication, conduct, and business practices

Anti-Corruption, Bribery, and Fraud

CapsoVision does not allow any form of bribery, kickbacks, or corrupt payments—whether to government officials or private individuals. We expect everyone who works with us to act honestly and follow the law. Fraud is also not allowed. This includes lying, cheating, or breaking trust to gain an unfair advantage. We expect our suppliers and partners to follow the same high standards.

Ethical Use of Technology and Data Privacy

All employees must follow rules for using email, devices, and software, ensuring that they never share login details and report lost devices or suspicious activity to IT immediately. When communicating outside the company, avoid sharing confidential or business-related information on personal social media. Always maintain professionalism and respect online, as your words reflect on CapsoVision.
Our company is committed to the ethical development and deployment of technology, including AI-based solutions, ensuring they are transparent, safe, and respect patient rights. Employees must adhere to HIPAA compliance, safeguarding patient data at all times. This includes handling, storing, and transmitting patient information securely and only sharing it with authorized personnel. All employees are responsible for protecting sensitive data to maintain the trust and safety of both our company and our patients.

Avoid Conflicts of Interest

Conflicts of Interest

We must avoid any relationship or activity that might impair, or even appear to impair, our ability to make objective and fair decisions when performing our jobs. At times, we may be faced with situations where the business actions we take on behalf of CapsoVision may conflict with our own personal or family interests. We owe a duty to CapsoVision to advance its legitimate interests when the opportunity to do so arises. We must never use CapsoVision property or information for personal gain or personally take for ourselves any opportunity that is discovered through our position with CapsoVision.

Here are some other ways in which conflicts of interest could arise:

1. Being employed (you or a close family member) by, or acting as a consultant to, a competitor or potential competitor, supplier, or contractor, regardless of the nature of the employment, while you are employed with CapsoVision.
2. Supervising family members or closely related people.
3. Serving as a board member for an outside commercial company or organization without permission from the CapsoVision CEO.
4. Owning or having a substantial interest in a competitor, supplier, or contractor.
5. Having a personal interest, financial interest, or potential gain in any CapsoVision transaction.
6. Placing company business with a firm owned or controlled by a CapsoVision employee or his or her family.
7. Accepting gifts, discounts, favors, or services from a customer/potential customer, competitor, or supplier, unless equally available to all CapsoVision employees.
Determining whether a conflict of interest exists is not always easy to do. Employees with a conflict-of-interest question should seek advice from management. Before engaging in any activity, transaction or relationship that might give rise to a conflict of interest, employees must seek review from their managers or the HR department.

Gifts, Gratuities and Business Courtesies - Please note there is a separate Code of Conduct that covers this topic and applies to our Sales Employees in compliance with the Sunshine Act, formally known as the Physician Payments Sunshine Act.

CapsoVision is committed to competing solely on the merit of our products and services. We should avoid any actions that create a perception that favorable treatment of outside entities by CapsoVision was sought, received, or given in exchange for personal business courtesies. Business courtesies include gifts, gratuities, meals, refreshments, entertainment or other benefits from persons or companies with whom CapsoVision does or may do business. We will neither give nor accept business courtesies that constitute, or could reasonably be perceived as constituting, unfair business inducements that would violate the law, regulation or polices of CapsoVision or customers, or would cause embarrassment or reflect negatively on CapsoVision’s reputation.

Accepting Business Courtesies

Most business courtesies offered to us in the course of our employment are offered because of our positions at CapsoVision. We should not feel any entitlement to accept and keep a business courtesy. Although we may not use our position at CapsoVision to obtain business courtesies, and we must never ask for them, we may accept unsolicited business courtesies that promote successful working relationships and goodwill with the firms that CapsoVision maintains or may establish a business relationship with.

Employees who award contracts or who can influence the allocation of business, who create specifications that result in the placement of business or who participate in negotiation of contracts must be particularly careful to avoid actions that create the appearance of favoritism or that may adversely affect CapsoVision’s reputation for impartiality and fair dealing. The prudent course is to refuse a courtesy from a supplier when CapsoVision is involved in choosing or reconfirming a supplier or under circumstances that would create an impression that offering courtesies is the way to obtain CapsoVision business.

Meals, Refreshments and Entertainment

We may accept occasional meals, refreshments, entertainment, and similar business courtesies that are shared with the person who has offered to pay for the meal or entertainment, provided that:
• They are not inappropriately lavish or excessive.
• The courtesies are not frequent and do not reflect a pattern of frequent acceptance of courtesies from the same person or entity.
• The courtesy does not create the appearance of an attempt to influence business decisions, such as accepting courtesies or entertainment from a supplier whose contract is expiring in the near future.
• The employee accepting the business courtesy would not feel uncomfortable discussing the courtesy with his or her manager or co-worker or having the courtesies known by the public.
Gifts
Employees may accept unsolicited gifts, other than money, which conform to the reasonable ethical practices of the marketplace, including:
• Flowers, fruit baskets and other modest presents that commemorate a special occasion.
• Gifts of nominal value, such as calendars, pens, mugs, caps, and t-shirts (or other novelty, advertising, or promotional items).
Generally, employees may not accept compensation, honoraria or money of any amount from entities with whom CapsoVision does or may do business. Tangible gifts (including tickets to a sporting or entertainment event) that have a market value greater than $100 may not be accepted unless approval is obtained from management.
Employees with questions about accepting business courtesies should talk to their managers or the HR department.

Offering Business Courtesies

Any employee who offers a business courtesy must ensure that it cannot reasonably be interpreted as an attempt to gain an unfair business advantage or otherwise reflect negatively upon CapsoVision. An employee may never use personal funds or resources to do something that cannot be done with CapsoVision resources. Accounting for business courtesies must be done in accordance with approved company procedures.

Other than to our government customers, for whom special rules apply, we may provide nonmonetary gifts (i.e., company logo apparel or similar promotional items) to our customers. Further, management may approve other courtesies, including meals, refreshments, or entertainment of reasonable value, provided that:
• The practice does not violate any law or regulation or the standards of conduct of the recipient’s organization.
• The business courtesy is consistent with industry practice, is infrequent in nature and is not lavish.
• The business courtesy is properly reflected on the books and records of CapsoVision.

Set Metrics and Report Results Accurately

Accurate Public Disclosures

We will make certain that all disclosures made in financial reports and public documents are full, fair, accurate, timely and understandable. This obligation applies to all employees, including all financial executives, with any responsibility for the preparation for such reports, including drafting, reviewing, and signing or certifying the information contained therein. No business goal of any kind is ever an excuse for misrepresenting facts or falsifying records.

Employees should inform Executive Management and the HR department if they learn that information in any filing or public communication was untrue or misleading at the time it was made or if subsequent information would affect a similar future filing or public communication.

Corporate Recordkeeping

We create, retain, and dispose of our company records as part of our normal course of business in compliance with all CapsoVision policies and guidelines, as well as all regulatory and legal requirements.
All corporate records must be true, accurate and complete, and company data must be promptly and accurately entered in our books in accordance with CapsoVision’s and other applicable accounting principles.
We must not improperly influence, manipulate, or mislead any unauthorized audit, nor interfere with any auditor engaged to perform an internal independent audit of CapsoVision books, records, processes, or internal controls.

Promote Substance Over Form

At times, we are all faced with decisions we would rather not have to make and issues we would prefer to avoid. Sometimes, we hope that if we avoid confronting a problem, it will simply go away.
At CapsoVision, we must have the courage to tackle the tough decisions and make difficult choices, secure in the knowledge that CapsoVision is committed to doing the right thing. At times this will mean doing more than simply what the law requires. Merely because we can pursue a course of action does not mean we should do so.
Although CapsoVision’s guiding principles cannot address every issue or provide answers to every dilemma, they can define the spirit in which we intend to do business and should guide us in our daily conduct.

Accountability

Each of us is responsible for knowing and adhering to the values and standards set forth in this Code and for raising questions if we are uncertain about company policy. If we are concerned whether the standards are being met or are aware of violations of the Code, we must contact the HR department.
CapsoVision takes seriously the standards set forth in the Code, and violations are cause for disciplinary action up to and including termination of employment.

Be Loyal

Confidential and Proprietary Information

Integral to CapsoVision’s business success is our protection of confidential company information, as well as nonpublic information entrusted to us by employees, customers and other business partners. Confidential and proprietary information includes such things as pricing and financial data, customer names/addresses or nonpublic information about other companies, including current or potential supplier and vendors. We will not disclose confidential and nonpublic information without a valid business purpose and proper authorization.

Use of Company Resources

Company resources, including time, material, equipment, and information, are provided for company business use. Nonetheless, occasional personal use is permissible as long as it does not affect job performance or cause a disruption to the workplace.

Employees and those who represent CapsoVision are trusted to behave responsibly and use good judgment to conserve company resources. Managers are responsible for the resources assigned to their departments and are empowered to resolve issues concerning their proper use.

Generally, we will not use company equipment such as computers, copiers, and fax machines in the conduct of an outside business or in support of any religious, political, or other outside daily activity, except for company-requested support to nonprofit organizations. We will not solicit contributions nor distribute non-work-related materials during work hours.
In order to protect the interests of the CapsoVision network and our fellow employees, CapsoVision reserves the right to monitor or review all data and information contained on an employee’s company-issued computer or electronic device, the use of the Internet or CapsoVision’s intranet. We will not tolerate the use of company resources to create, access, store, print, solicit or send any materials that are harassing, threatening, abusive, sexually explicit or otherwise offensive or inappropriate.

Questions about the proper use of company resources should be directed to your manager.

Media Inquiries

CapsoVision is a high-profile company in our community, and from time to time, reporters and other members of the media may approach employees. In order to ensure that we speak with one voice and provide accurate information about CapsoVision, we should direct all media inquiries to the Chief Executive Officer. No one may issue a press release without first consulting with the Chief Executive Officer.

Do the Right Thing

Several key questions can help identify situations that may be unethical, inappropriate, or illegal. Ask yourself:
• Does what I am doing comply with the CapsoVision guiding principles, the Code of Conduct and company policies?
• Have I been asked to misrepresent information or deviate from normal procedure?
• Would I feel comfortable describing my decision at a staff meeting?
• How would it look if it made the headlines?
• Am I being loyal to my family, my company and myself?
• What would I tell my child to do?
• Is this the right thing to do?

Information and Resources

Chief Executive Officer

Johnny Wang johnny.wang@capsovision.com (408) 370-4791 Ext. 109

Senior Vice President of Finance

David Garcia david.garcia@capsovision.com (408) 624-1488 Ext 151

Manager of Human Resources

Helen Chau helen.chau@capsovision.com (408) 370-4790 Ext. 110